NEWS RELEASE 06-05	February 7, 2006

FRONTEER TO LAUNCH AURORA BY WAY OF IPO

Fronteer Development Group Inc. (“Fronteer”) (FRG-TSX/AMEX) announced today that Aurora Energy Resources Inc., (“Aurora”) will be launched by way of an initial public offering (IPO).

Aurora is currently owned by Fronteer (57%) and Altius Minerals Inc. (“Altius”) (43%), and was created specifically to take ownership of the Labrador uranium portfolio held by the two partners.

This uranium portfolio includes the Michelin deposit and three other deposits with historic resources (Nash, Inda and Rainbow). These four deposits, along with two new uranium discoveries and multiple drill ready targets, underpin the growing value of Aurora, and attest to the largely untapped potential of Aurora’s 829 square kilometre land package in coastal Labrador.

UNLOCKING VALUE FOR FRONTEER SHAREHOLDERS

“Aurora’s IPO is specifically designed to maximize the value of our Labrador uranium project,” says Fronteer President & CEO, Dr Mark O’Dea. “By taking Aurora public, we are creating a pure uranium vehicle whose assets can now be judged independently, and valued in the context of other pure uranium companies. Fronteer will remain the single largest shareholder of Aurora following the IPO, and as such, this transaction is anticipated to be highly beneficial to Fronteer shareholders.”

AURORA MANAGEMENT TEAM

Fronteer has been the project operator in Labrador for the past twelve months and has been the technical driver behind the project since its inception in 2003. To ensure seamless continuity in all aspects of the project, Aurora will continue to be managed by Fronteer.

THE UNDERWRITING SYNDICATE

The syndicate of underwriters will be co-led by Sprott Securities Inc. and GMP Securities L.P.

Fronteer anticipates that the IPO will consist of a base treasury offering for gross proceeds of CDN$25 million with an over-allotment option equal to 15% of the base offering.

The company is in the process of completing a preliminary prospectus which will be filed with the securities regulatory authorities as soon as possible. The IPO remains subject to and conditional upon the receipt of necessary regulatory approvals.

ABOUT FRONTEER

Fronteer is a ‘discovery stage’ exploration company focused on precious and strategic metals.

In addition to uranium in Labrador, Fronteer recently acquired an 80% interest in a new copper-gold-uranium district in the Yukon called the Wernecke Breccias (see release dated Jan 24, 2006).

Furthermore, the company recently completed new resource estimates on two of its gold projects in western Turkey. The combined resource estimate of the Kirazli and Agi Dagi projects totals 461,000 Indicated and 1,606,000 Inferred ounces of gold. A new silver resource has also been calculated on these two projects totaling 2,118,000 Indicated and 8,556,000 Inferred ounces of silver (see release dated Jan 26, 2006).

Fronteer is also currently advancing two drill-ready gold projects in Jalisco, Mexico.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Ian Cunningham-Dunlop, P.Eng, Exploration Manager – Canada / Turkey for Fronteer Development Group Inc., who is the designated Qualified Person for Fronteer on the Central Labrador Uranium Project. CIM definitions were followed for Mineral Resource estimates. Mineral Resources are estimated at a cut off grade of 0.05% U3O8 and a minimum vein width of 2.0 metres. Density of mineralized rock is 2.83 t/m3. Tonnage and contained lbs. uranium numbers are rounded. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario The mineral resource estimate was prepared by independent consultants Roscoe Postle & Associates Inc., under the supervision of Mr. Hrayr Agnerian, M.Sc. (Applied), P.Geo. See Fronteer release dated January 30, 2006.

The Independent Qualified Person responsible for the gold resource estimates for Agi Dagi and Kirazli in Turkey is Gary Giroux, P. Eng. Of Giroux Consultants Ltd. A Technical Report prepared to NI43-101 requirements will be lodged within 30 days from the release of those estimates. See Fronteer press release dated January 26, 2006.

Uranium resources referred to for the Nash, Inda, and Rainbow deposits are historical in nature, and were estimated prior to NI 43-101. Fronteer has not undertaken an independent investigation of the resource estimates or independently analyzed the results of the previous exploration work in order to verify the classification of the resources, and therefore the historical estimates should not be relied upon. Fronteer believes these historical estimates provide a conceptual indication of the potential of the property and are relevant to ongoing exploration. See Fronteer press release dated December 8, 2004.

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the price of uranium; the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium and gold, economic and political stability in Canada, Turkey and Mexico, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s recent Form 20-F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.